Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA  FEBRUARY 15, 2006

BAYTEX ENERGY TRUST ANNOUNCES 2005 RESERVES AND HEDGING UPDATE

2005 Reserves

Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta is pleased to announce its 2005 year-end reserves as evaluated by Sproule Associates Limited, the independent reserves evaluator for all of Baytex’s oil and gas properties, in accordance with National Instrument 51-101.

Highlights of the 2005 reserves report include:

•                  Total proved reserves increased 20 percent to 102 million boe from 85 million boe one year ago;

•                  Total proved plus probable reserves increased 17 percent to 140 million boe from 120 million boe one year ago;

•                  Reserve life index based on total proved plus probable reserves increased 21 percent to 11.0 years from 9.1 years reported one year ago;

•                  Reserves per trust unit increased 13 percent on a proved plus probable basis to 1.96 boe from 1.74 boe at the end of 2004; and

•                  Net present value of total proved plus probable reserves discounted at 10 percent before income taxes increased 75 percent to $1,785 million from $1,019 million one year ago.

The following tables summarize certain information contained in this reserves report. More detailed reserves information including information pertaining to reserves reconciliation, finding and development costs and net asset value is scheduled to be reported on March 8, 2006 in conjunction with the release of fiscal 2005 operating and financial results.

As at December 31, 2005, Baytex had approximately 71,475,000 trust units outstanding, including the conversion of  exchangeable shares.

Oil and Gas Reserves as at December 31, 2005

	Forecast Prices and Costs
	Light and Medium Crude Oil		Heavy Oil		Natural Gas Liquids
Reserves Category	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
Proved
Developed Producing	3,288	2,963	23,241	20,389	2,345	2,030
Developed Non-Producing	531	437	19,415	16,477	677	568
Undeveloped	1,660	1,417	28,732	25,339	615	485
Total Proved	5,479	4,817	71,388	62,205	3,637	3,083
Probable	2,345	2,100	26,316	22,450	1,255	1,022
Total Proved Plus Probable	7,824	6,917	97,704	84,655	4,892	4,105

	Forecast Prices and Costs
	Natural Gas		Oil Equivalent (3)
Reserves Category	Gross (1)	Net (2)	Gross (1)	Net (2)
	(Bcf)	(Bcf)	(MBoe)	(MBoe)
Proved
Developed Producing	95.4	79.7	44,770	38,659
Developed Non-Producing	11.7	9.5	22,565	19,075
Undeveloped	19.0	14.1	34,178	29,591
Total Proved	126.1	103.3	101,513	87,325
Probable	51.0	42.6	38,423	32,665
Total Proved Plus Probable	177.1	145.9	139,936	119,990

Notes:

(1)          “Gross” reserves means the total working and royalty interest share of remaining recoverable reserves owned by Baytex before deductions of royalties payable to others.

(2)          “Net” reserves means Baytex’s gross reserves less all royalties payable to others.

(3)          Oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Reserve Life Index

	2006	Reserve Life Index (years)
	Production Target	Total Proved	Proved Plus Probable
Oil and NGL (bbl/d)	24,800	8.9	12.2
Natural Gas (MMcf/d)	61.2	5.6	7.9
Oil Equivalent (Boe/d)	35,000	7.9	11.0

Net Present Value of Reserves (Forecast Prices and Costs)

	Summary of Net Present Value of Future Net Revenue As at December 31, 2005 Forecast Prices and Costs
	Before Income Taxes Discounted at (%/year)
Reserves Category	0%	5%	10%
	($ million)	($ million)	($ million)
Proved
Developed Producing	1,068.3	979.0	883.8
Developed Non-Producing	400.7	303.1	239.4
Undeveloped	508.0	368.5	276.0
Total Proved	1,977.0	1,650.6	1,399.2
Probable	788.1	526.2	385.5
Total Proved Plus Probable	2,765.1	2,176.8	1,784.7

Sproule December 31, 2005 Price Forecast

Year	WTI Cushing US$/Bbl	Edmonton Par Price C$/Bbl	Hardisty Heavy 12 API C$/Bbl	AECO C-Spot C$/MMbtu	Inflation Rate %/Yr	Exchange Rate $US/$Cdn

2006	60.81	70.07	37.07	11.58	2.5	0.8500
2007	61.61	70.99	37.29	10.84	2.5	0.8500
2008	54.60	62.73	34.23	8.95	2.5	0.8500
2009	50.19	57.53	32.27	7.87	1.5	0.8500
2010	47.76	54.65	31.15	7.57	1.5	0.8500
2011	48.48	55.47	31.94	7.70	1.5	0.8500
2012	49.20	56.31	32.74	7.83	1.5	0.8500
2013	49.94	57.16	33.56	7.96	1.5	0.8500

Net Present Value of Reserves (Constant Prices and Costs)

	Summary of Net Present Value of Future Net Revenue As at December 31, 2005 Constant Prices and Costs
	Before Income Taxes Discounted at (%/year)
Reserves Category	0%	5%	10%
	($ million)	($ million)	($ million)
Proved
Developed Producing	1,244.9	1,083.1	958.9
Developed Non-Producing	410.0	312.2	247.8
Undeveloped	543.3	397.4	300.0
Total Proved	2,198.2	1,792.7	1,506.7
Probable	868.7	581.3	425.9
Total Proved Plus Probable	3,066.9	2,374.0	1,932.6

Constant Prices at December 31, 2005

Year	WTI Cushing US$/Bbl	Edmonton Par Price C$/Bbl	Hardisty Heavy 12 API C$/Bbl		AECO C-Spot C$/MMbtu	Exchange Rate $US/$Cdn

December 31, 2005	61.04	68.15	40.63	(1)	9.99	0.8577

Note:

(1)          $40.63 for 2006 and 2007, and $30.65 for subsequent years.

Hedging Update

Baytex has entered into the following contracts to provide downside protection to 2006 and 2007 cash flow while allowing for participation in a high commodity price environment. Baytex will continue to monitor market developments and may enter into additional similar contracts if deemed desirable.

Financial Derivative Contracts

Oil	Year	Volume	Floor Price	Average Cap Price
WTI Collar	2006	8,000 bbl/d	US$55.00	US$84.39
WTI Collar	2007	5,000 bbl/d	US$55.00	US$83.69

Foreign Currency	Year	Amount	Floor Rate	Cap Rate
Collar	2006	US$36 million	$0.8547	$0.8288
Collar	2006	US$36 million	$0.8695	$0.8488
Collar	2006	US$44 million	$0.8695	$0.8450

Physical Sale Contracts

Natural Gas	Volume	Average Price (C$/Mcf)
Winter (Nov 2005 – Mar 2006)
Fixed price	14.2 mmcf/d	$10.90
Collar	4.7 mmcf/d	$9.50-$14.14

Summer (Apr 2006 – Oct 2006)
Fixed price	6.6 mmcf/d	$9.05
Collar	9.5 mmcf/d	$8.61-$11.75

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors,  many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For further information, please contact:

Baytex Energy Trust

Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645

Toll Free Number: 1-800-524-5521

Website: www.baytex.ab.ca